Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes communications sent to employees of TD Bank, America’s Most Convenient Bank and The Toronto-Dominion Bank on September 1, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40–F for The Toronto–Dominion Bank and the 2009 Annual Report on Form 10–K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank has filed with the SEC a Registration Statement on Form F-4 and a definitive proxy statement/prospectus and each of The Toronto-Dominion Bank and The South Financial Group, Inc. may file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1‑866‑486‑4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1‑888‑592‑3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on August 24, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST
CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON SEPTEMBER 1, 2010.
Daily News Brief
September 1, 2010
Compiled by Jimmy A. Hernandez, Corporate and Public Affairs
TD BANK NEWS
1.	TD Bank Rolls Out Mobile Banking Apps to Streamline Customer Service – Mobile Commerce Daily [Article also ran in FeelAndriod.com, IntoMobile.com, iStockAnalyst.com and other Websites.]
TD Bank is streamlining its customer service operations via mobile applications for Apple’s iPhone and Google’s Android-powered devices. [TD Bank’s Rebecca Acevedo is quoted.]
2.	A look at the 50 Largest US Banks and Thrifts by Assets in the 2nd Quarter – The Associated Press
SNL Financial’s list ranks the largest U.S. banks and thrifts by assets. The following list gives the current ranking, the bank or thrift’s name, its previous ranking, its headquarters, its total assets (in billions) and its total deposits (in billions). [TD Bank is mentioned.]
3.	South Financial Sets Date for Merger Vote – SouthCarolina1670.WordPress.com
South Financial Group shareholders will vote on the proposed merger with TD Bank Financial Group on Sept. 28 in Greenville, the company said in a filing with the US Securities and Exchange Commission.
4.	Be Happy: Be Your Own Boss – Independent Retailer
At last, the secret to happiness has been discovered: be a small business owner. A survey conducted by TD Bank reveals that 69 percent of American small business owners polled said they would describe themselves as, “very happy.”
5.	First Niagara’s Deal Also Opens Doors for Its Rivals – American Banker
If the best defense is a good offense, expect local community banks to take the fight to their newest Connecticut competitor, First Niagara Financial Group of Buffalo. [TD Bank is mentioned.]
6.	PNC Pledges More Than $900 Million in Community Reinvestment – The Record (NJ)

PNC Financial Services Group Inc. has agreed to make more than $900 million in community reinvestments in New Jersey over the next three years, renewing a previous agreement, the company said Tuesday. [TD Bank is mentioned.]
7.	City Eyes Action vs. TD Over Beach Funds – Gloucester Times (MA)
Cooperation between TD Bank and the city on the investigation of what happened to $5,000 in missing beach parking revenues has broken down, according to city officials, who are now threatening legal action.
INDUSTRY NEWS
1.	FDIC Finds 829 U.S. Banks at Risk – The Wall Street Journal
More than a 10th of U.S. banks remain at risk of failure even as some industry indicators, including credit quality, show some nascent signs of revival.
2.	Credit Losses Could Stay High Longer in This Cycle – American Banker
The banking industry’s loan losses could stay elevated for years, recent federal data suggests, even after appearing to peak in late 2009.
3.	Stonegate Bank to Buy Fort Myers Bank – South Florida Business Journal
Stonegate Bank is continuing its growth tear. The Fort Lauderdale-based bank (OTCBB: SGBK) has signed a deal to merge with Southwest Capital Bancshares, owner of Fort Myers-based Southwest Capital Bank.
4.	Florida Bank Losses Deepen to $263M – South Florida Business Journal
While the Federal Deposit Insurance Corp. trumpeted the news that national bank earnings were the highest in nearly three years, Florida banks continued taking a beating in the second quarter.
5.	Bair Promises Quick Turnaround for FDIC Resolution Rules – American Banker
Federal Deposit Insurance Corp. Chairman Sheila Bair said Tuesday the agency would soon publish an interim rule on its new resolution authority over systemically important banking companies and certain nonbanks.
TD BANK NEWS
1.	TD Bank Rolls Out Mobile Banking Apps to Streamline Customer Service By Giselle Tsirulnik
     August 31, 2010 – Mobile Commerce Daily [Article also ran in FeelAndriod.com, IntoMobile.com, iStockAnalyst.com and other Websites.]
TD Bank is streamlining its customer service operations via mobile applications for Apple’s iPhone and Google’s Android-powered devices.

Initially, customers can use the mobile banking applications to find stores and ATMs, check deposit, loan and credit card balances, view pending transactions and account history, transfer funds and make bill payments.
“We worked to develop an app that suits the needs of our customers and keeps to our brand promise to be simple, convenient and easy to use,” said Rebecca S. Acevedo, public relations manager at TD Bank, Portland, ME. “This is just the first in a series of releases for mobile banking for us.
“There will be exciting new additions to our app features in the future,” she said. “Our brand mission has always been to be America’s Most Convenient Bank. That means having delivery channels that meet our customers’ needs.
“This is another way for us to do that. Now customers can do their banking on the go, when they want too.”
Mobile banking has seen a huge increase in usage and in institutions offering the service in the last year, according to IDC Financial Insights’ 2009 Consumer Mobile Banking Preferences Survey Results.
IDC Financial Insights recommends that financial institutions begin expanding what they offer, marketing these offerings as easier to use, and providing more opportunities around payments and fund movement.
Financial institutions that can capitalize on this will be better positioned to both obtain and retain customers.
TD Bank is ahead of the curve with the launch of its mobile banking applications.
A factor driving the growth of mobile banking is the quick growth of smartphones.
Demographics are also driving momentum behind mobile as younger demographics are more likely to conduct banking over the mobile device than they are using a traditional PC or laptop
“We choose iPhone and Android because these are the devices our customers are using and requested,” Ms. Acevedo said. “We anticipate that the app for the BlackBerry will be released in the upcoming months.”
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2.	A look at the 50 Largest US Banks and Thrifts by Assets in the 2nd Quarter August 31, 2010 – The Associated Press
SNL Financial’s list ranks the largest U.S. banks and thrifts by assets. The following list gives the current ranking, the bank or thrift’s name, its previous ranking, its headquarters, its total assets (in billions) and its total deposits (in billions).
1. Bank of America Corp., 1, Charlotte, N.C., $2,343.9, $956.5
2. JPMorgan Chase & Co., 2, New York, $2,031.0, $887.8

3. Citigroup Inc., 3, New York, $1,937.7, $814.0
4. Wells Fargo & Co., 4, San Francisco, $1,225.9, $815.6
5. HSBC North America Holdings Inc., 5, New York, $334, $116.7
6. U.S. Bancorp, 6, Minneapolis, $283.2, $183.1
7. PNC Financial Services Group Inc., 7, Pittsburgh, $259.9, $178.7
8. Bank of New York Mellon Corp., 8, New York, $237.5, $143.7
9. Capital One Financial Corp., 9, McLean, Va., $197.5, $117.3
10. SunTrust Banks Inc., 10, Atlanta, $170.7, $118.7
11. TD Bank US Holding Co., 11, Portland, Maine,$170.7, $137.6
12. State Street Corp., 13, Boston, $162.1, $95.7
13. BB&T Corp., 12, Winston-Salem, N.C., $155.1, $104.5
14. Citizens Financial Group Inc., 14, Providence, R.I., $140.0, $93.9
15. Regions Financial Corp., 15, Birmingham, Ala., $135.3, $96.3
16. Fifth Third Bancorp, 16, Cincinnati, $112.0, $82.1
17. KeyCorp, 17, Cleveland, $94.2, $62.4
18. ING Bank FSB, 18, Wilmington, Del., $90.0, $77.4
19. UnionBanCal Corp., 19, San Francisco, $84.3, $66.3
20. Santander Holdings USA Inc. 20, Boston, $83.1, $41.4
21. Northern Trust Corp., 21, Chicago, $80.0, $58.0
22. BancWest Corp., 22, San Francsico, $75.3, $46.8
23. M&T Bank Corp., 23, Buffalo, N.Y., $68.2, $47.5
24. Harris Financial Corp., 24, Wilmington, Del., $65.2, $31.9
25. BBVA USA Bancshares Inc., 25, Houston, $65.1, $46.1
26. Discover Financial Services, 26, Riverwoods, Ill., $62.2, $35.0
27. Hudson City Bancorp Inc., 27, Paramus, N.J., $60.9, $25.2
28. Comerica Inc., 28, Dallas, $55.9, $39.8

29. Marshall & Ilsley Corp., 29, Milwaukee, $53.9, $39.6
30. Zions BanCorp., 31, Salt Lake City, $52.1, $42.0
31. Huntington Bancshares Inc., 30, Columbus, Ohio, $51.8, $39.8
32. Charles Schwab Bank, 32, Reno, Nev., $49.8, $45.9
33. Popular Inc., 34, Hato Rey, Puerto Rico, $42.4, $27.1
34. E-Trade Bank, 33, Arlington, Va., $42.4, $28.0
35. New York Community Bancorp Inc., 35, Westbury, N.Y., $42.0, $22.4
36. USAA FSB, 36, San Antonio, Texas, $41.7, $37.3
37. Synovus Financial Corp., Columbus, Ga., $32.4, $26.3
38. First Niagara Financial Group Inc., 46, Buffalo, N.Y., $29.2, $18.9
39. OneWest Bank FSB, 38, Pasadena, Calif., $28.0, $14.7
40. RBC BanCorp., 39, Raleigh, N.C., $26.5, $19.3
41. First Horizon National Corp., 40, Memphis, Tenn., $26.3, $15.2
42. BOK Financial Corp., 41, Tulsa, Okla., $23.7, $16.1
43. Associated Banc-Corp, Green Bay, Wisc., $22.8, $17.0
44. People’s United Financial Inc., Bridgeport, Conn., $22.0, $15.8
45. City National Corp., 47, Los Angeles, $21.2, $18.0
46. First Citizens BancShares Inc., 44, Raleigh, N.C., $21.1, $17.8
47. East West Bancorp Inc., 45, Pasadena, Calif., $20.0, $14.9
48. Astoria Financial Corp., 48, Lake Success, N.Y., $19.7, $12.2
49. GE Money Bank, 50, Draper, Utah, $19.2, $12.3
50. Commerce Bancshares Inc., no ranking, Kansas City, Mo., $18.4, $14.5
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3.	South Financial Sets Date for Merger Vote September 1, 2010 – SouthCarolina1670.WordPress.com

South Financial Group shareholders will vote on the proposed merger with TD Bank Financial Group on Sept. 28 in Greenville, the company said in a filing with the US Securities and Exchange Commission.
The meeting, set for 10:30 a.m., will take place at Poinsett Plaza, the same building that houses South Financial’s corporate headquarters.
Lest there be any doubt where the company comes down on the deal, this line should set the record straight: “The TSFG board of directors unanimously recommends that you vote ‘FOR’ the approval of the plan of merger.”
In May, South Financial announced it would be acquired by TD for 28 cents a share. As recently as early 2008, TSFG was trading for $17 a share.
Hurt by more than two years of staggering losses, South Financial was in a world of trouble when the deal was announced. According to a recent filing with the US Securities and Exchange Commission, TSFG and TD entered into a share-purchase agreement that called for TSFG to issue and sell 100 shares of preferred stock in consideration for every 1,000 shares of TD common stock.
The stock issuance was an essential component of TD’s willingness to enter into the deal, which, in turn, was essential to maintaining South Financial’s financial viability, according to the SEC filing.
While NASDAQ rules generally would require shareholder approval prior to the issuance of this kind of preferred stock, NASDAQ’s shareholder-approval rules provide an exception in cases where the delay involved in securing shareholder approval would seriously jeopardize the financial viability of the listed company.
In accordance with that exception, TSFG’s audit committee “unanimously determined that the delay necessary in securing shareholder approval prior to the issuance of the preferred stock to TD would seriously jeopardize the financial viability of TSFG,” according to the SEC filing.
“In reaching this conclusion, the audit committee considered various factors, including the lack of alternatives available to meet TSFG’s capital and other regulatory obligations and prevent the ultimate seizure of Carolina First Bank and resulting failure of TSFG,” the filing added.
Interestingly, following announcement of the merger, NASDAQ informed TSFG that it had interpreted the rules to not apply in the specific context of the merger.
But because there is no process for appealing NASDAQ’s conclusion other than as part of the delisting appeal process and the preferred stock remains an important requirement under the terms of the proposed transaction, South Financial will proceed with the preferred stock issuance, the company said.
South Financial has lost more than $1.7 billion over the past two-plus years, including $400 million during 2010.
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4.	Be Happy: Be Your Own Boss September 1, 2010 – Independent Retailer
At last, the secret to happiness has been discovered: be a small business owner. A survey conducted by TD Bank reveals that 69 percent of American small business owners polled said they would describe themselves as, “very happy.” In addition, 61 percent said they think they are happier than their peers. Moreover, the stress of running a business during the worst economy since the Great Depression has not turned these happy entrepreneurs off to the advantages of capitalism, since 87 percent say in the next five years, they are just as likely to still be operating their own companies.
The poll, released as part of the TD Small Business Happiness Index, looked into the behaviors and attitudes of North American small business people in a dozen metropolitan areas across the United States and Canada. Those surveyed were even happier when contemplating the alternative, since 90 percent thought they would be more content owning a business than working for someone else. The survey also found a correlation between doing what you love and spending a lot of time doing it. The majority of small business owners surveyed work more than 50 hours a week, and 39 percent work more than 60 hours weekly.
Why are these small business owners so glad to be their own bosses? Of all those polled, 97 percent said they are motivated by a sense of pride and accomplishment, while 94 percent valued a strong personal connection to their employees. These business owners have firm ideas of the advantages and disadvantages of the path they have chosen. Their top three benefits, according to the study: 1) being their own boss, 2) setting their own schedule, and 3) being in control or being able to make their own decisions. And their top three challenges: 1) managing budgets and cash flow, 2) the responsibilities, risks and stress associated with owning their companies, and 3) the long hours and limited time off.
The study also found that Americans are more content with their lot in life than Canadians. Those working north of the border were slightly less happy, and fewer thought they would be in business in five years. Both are working the same hours, on average, but Canadians say they are having a harder time managing their workforces.
The TD Small Business Happiness Index looked at the reported activities and feelings of small business owners in 12 North American metro areas. Their companies employed five to 50 people. The research was conducted by Environics Research and consisted of a poll of 1,213 small business owners in North America in May and June of 2010, including 502 U.S. small business people.
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5.	First Niagara’s Deal Also Opens Doors for Its Rivals By Kate Davidson August 31, 2010 – American Banker
If the best defense is a good offense, expect local community banks to take the fight to their newest Connecticut competitor, First Niagara Financial Group of Buffalo.

After it completes its deal for NewAlliance Bancshares in New Haven, the upstate New York company will bring more than $29 billion of assets to bear in its bid for market share in New England.
But First Niagara’s expansion strategy could yet backfire, and allow other sizable Connecticut banks to pick up former NewAlliance customers.
“As with all new entrances, there’s opportunity to try to take market share and market yourself as the local lender, as the homegrown bank,” said Damon DelMonte, an analyst with KBW Inc.’s Keefe, Bruyette & Woods Inc. “I think that’s going to be a challenge for First Niagara, and it’s also going to be a positive for some of the in-market guys.”
They include the $17.9 billion-asset Webster Financial in Waterbury and the $21.3 billion-asset People’s United Financial in Bridgeport. Each is smaller by assets than First Niagara will be after buying NewAlliance , but they’re no pushovers.
“They go up against the big guys every day,” DelMonte said.
As of June 30, 2009, Webster and People’s ranked second and third in deposit share in Connecticut, with 12.53% and 10.35%. They trailed only Bank of America in deposit share in the state, and bested Wells Fargo’s Wachovia Bank and Toronto-Dominion’s TD Bank. NewAlliance was fifth, with 5.12% of the state’s deposits.
James Smith, Webster’s chief executive, said in an interview last week that he hoped to benefit from the natural fallout that occurs when one company buys another.
“Any kind of merger creates disruption in the market,” Smith said,and“customers sometimes will look around and say, ‘Am I happy where I am?’”
Analysts said New England customers may have a tough time getting past the First Niagara name, and its association with New York. New Englanders have especially strong brand identification, said Collyn Bement Gilbert at Stifel, Nicolaus & Co.
“I would think it would be harder to build the First Niagara brand in Connecticut than it would in Pennsylvania or New York,” Gilbert said.
Meanwhile, the New England press has been negative on the deal, which is to close in the second quarter of 2011, and some NewAlliance shareholders filed a class action against it in late August.
The outcry over the transaction is reminiscent of the controversy that ensued when the target company — then New Haven Savings Bank — announced in 2003 that it was converting to a fully public concern.
Critics predicted the bank would eventually sell to an out-of-state company,but at the time it insisted it was committed to New Haven.
So when the First Niagara deal was announced Aug. 19, community leaders called it a betrayal.
New Haven Mayor John DeStefano, perhaps the most vocal opponent of the conversion, maintained that the First Niagara deal would make it tougher for local residents to obtain loans because decisions would be made by managers in Buffalo, not New Haven. (First Niagara has said much of the decision-making would remain at the local level.)
An editorial Aug. 24 in the New Haven Register — which supported the conversion in 2004 — blasted the bank’s leaders, especially NewAlliance Chief Executive Peyton Patterson and her compensation package. (Under the agreement, Patterson would receive up to $22.4 million — even if she stays on in a new role at First Niagara — because her CEO position is being terminated.)
And last week, two shareholders filed a lawsuit in Connecticut Superior Court asking a judge to block the sale. They claimed NewAlliance and its board of directors violated their fiduciary duty by conspiring to sell the company to enrich themselves.
John Carusone, president of Bank Analysis Center Inc. in Hartford, Conn., said he doubts the uproar in New Haven proper will make much of a difference in the long run. Connecticut is a big state, he said; the NewAlliance franchise stretches far beyond New Haven.
“The mayor of New Haven is an important constituent in the greater New Haven area, but NewAlliance is a southern New England regional player, and his reach is within a 50-mile radius of Yale University, and that’s about it,” Carusone said. “So I think that there are a variety of constituents that First Niagara has to address.”
Meanwhile, Gilbert said First Niagara has proven to be a formidable competitor in Pennsylvania, where it has completed two successful acquisitions of struggling banks in less than two years.
“First Niagara has shown that when they move into a new market, they move in with a deliberate strategy and the intention to grow,” Gilbert said. Mark Fitzgibbon, an analyst at Sandler O’Neill & Partners LP, said the company may be able to pick up market share by offering commercial products to existing customers of NewAlliance , which has operated more as a conventional thrift.
He pointed to North Fork Bank in Mattituck, N.Y. — on Long Island’s North Fork — and Banknorthin Portland, Maine, as examples of companies that overcame concerns about how their names would play outside their primary market.
John Koelmel, First Niagara’s chief executive, said in an interview last week that he had no doubt the company could pick up market share in its new turf, especially as NewAlliance is much healthier than the banks it purchased earlier.
“Being able to turn the tide as quickly as we have in other markets gives us real comfort in our ability to do it under fairly onerous circumstances,” Koelmel said. “This is all excitement and energy about how we can help Peyton [Patterson] and her team take an even bigger slice of the pie from the very competition that may be sitting back and licking their chops a bit.”
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6.	PNC Pledges More Than $900 Million in Community Reinvestment By Richard Newman September 1, 2010 – The Record (NJ)

“There is a lot of hand-holding in the process. We have less of a default rate than we have with conventional mortgages. We want mortgages that are actually performing.”
WILLIAM BEST, A SENIOR VICE PRESIDENT FOR PNC
PNC Financial Services Group Inc. has agreed to make more than $900 million in community reinvestments in New Jersey over the next three years, renewing a previous agreement, the company said Tuesday.
The accord negotiated with non-profits New Jersey Citizen Action and the Housing and Community Development Network of New Jersey includes a pledge to make $550 million in business loans in targeted areas, which in northern New Jersey may include low- and moderate-income neighborhoods in cities such as Paterson, Passaic and Hackensack.
The agreement also includes $211 million in discount home-equity and home-improvement loans, $66 million in mortgages at discounted rates and other investments geared to low- and moderate-income individuals and neighborhoods.
“Extending this agreement reflects our historic focus on providing community and economic development opportunities for local communities that deliver sustainable, tangible results,” said Linda Bowden, regional president for Pittsburgh-based PNC in northern New Jersey, in a statement.
In the past three years, PNC made more than $1 billion in similar investments in the state, William Best, a senior vice president for PNC, said Tuesday during a luncheon in Newark where the agreement was announced.
Best said that despite the housing-market downturn over the past two years and soaring foreclosures, the loans — which help the bank meet federal community reinvestment requirements — are performing well because borrowers’ qualifications are carefully assessed and the buyers receive homeownership and credit counseling through Citizen Action.
“There is a lot of hand-holding in the process,” Best said. “We have less of a default rate than we have with conventional mortgages.” He declined to provide specific numbers. Best said the bank holds most of the discount-rate home loans on its books instead of selling them on the secondary market for a quick profit.
“We want mortgages that are actually performing,” he said. As of June 30, PNC had $838 million in non-performing residential mortgages out of a portfolio of $18.58 billion in residential mortgages, according to documents filed with regulators.
The bank also promises to provide funding to help non-profit developers build affordable housing and community-services facilities, make millions of dollars in investments in low-income housing tax credit projects, and give grants to assist low- and moderate-income home buyers in making down payments. The bank also will make grants and loans available to people with disabilities.
“This agreement came out of a long-term relationship,” said Phyllis Salowe-Kaye, executive director of New Jersey Citizen Action. “This is at least the third time we renewed with PNC.”

“The best way to kick-start the local economy is to give people the tools they need to live in homes they can afford,” said Diane Sterner, executive director of the Housing & Community Development Network of New Jersey.
Borrowers earning up to 80 percent of the median income will get a half-percentage-point discount on mortgage rates, she said. Meanwhile, the two non-profits are negotiating a renewal of a community reinvestment agreement with TD Bank that expires next year. That three-year accord, which TD inherited from its March 2008 acquisition of Commerce Bancorp, was for $700 million.
Sandra Bartlett of Maplewood, a retired Essex County welfare caseworker, said community reinvestment lending worked well for her. She bought a two-family house 16 years ago for $162,000 with a discounted mortgage rate through a homeownership program where Citizen Action partnered with First Union, now Wachovia.
“At that time, people were paying 8, 8.5 percent and I got 5.65,” Bartlett said. “I could afford it because the rate was low.”
She still lives there, renting out the upstairs apartment to help pay the mortgage. “I love my house,” she said. “It’s been a wonderful ride.”
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7.	City Eyes Action vs. TD Over Beach Funds By Patrick Anderson September 1, 2010 – Gloucester Times (MA)
Cooperation between TD Bank and the city on the investigation of what happened to $5,000 in missing beach parking revenues has broken down, according to city officials, who are now threatening legal action.
“The bank has yet to follow up on their commitment to have the appropriate bank officers get in touch with the city,” Mayor Carolyn Kirk said Tuesday.
“If we don’t hear back by the end of the week, we will escalate with a written correspondence to proper bank officials,” she added. “We will pursue a course of action different from what we are trying to accomplish cooperatively.”
Money collected from visitors at the city’s beach parking lots began disappearing in June. First, managers suspected sloppiness or theft by beach workers was to blame, and one worker was fired on July 2.
But during the busy Fourth of July weekend, the discrepancies between what was being collected and what was ending up in the city’s account with TD Bank grew.
That prompted Gloucester detectives and Treasurer Jeffrey Towne to conduct an experiment: each independently counted the cash coming from the beach before dropping it in the deposit box.
What they found was that the amount deposited was not matching the total credited by TD Bank to the account.

Since then, TD Bank agreed to perform an internal investigation running parallel to the probe conducted by Gloucester detectives.
But neither investigation has broken the case.
Towne said that surveillance tapes had shown unspecified questionable activity and lax security controls at the bank, but nothing that could prove conclusively what had happened to the city’s money.
Police since requested additional video tapes; it is unclear what they revealed.
Meanwhile, TD Bank has been silent about the results of its internal investigation and is not returning Towne’s phone calls. The last known contact between the bank and city over the missing money was at the end of July
“I haven’t heard anything from them,” Towne said.
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INDUSTRY NEWS
1.	FDIC Finds 829 U.S. Banks at Risk By Michael R. Crittenden September 1, 2010 – The Wall Street Journal
More than a 10th of U.S. banks remain at risk of failure even as some industry indicators, including credit quality, show some nascent signs of revival.
The Federal Deposit Insurance Corp. said Tuesday that 829 of the nation’s roughly 7,800 banks were on its “problem list” at the end of June, up from 775 at the end of the first three months of the year. Already 118 banks have failed this year, well ahead of the pace set last year when 140 were seized by regulators.
Lending by U.S. banks also continues to be stunted; loan balances across all major loan categories fell during the second quarter, and total loan and lease balances fell 1.3%. Total assets for the industry fell 1% to $13.2 trillion during the quarter.
FDIC Chairman Sheila Bair said banks are starting to ease their lending standards for some types of loans but warned that “lending will not pick up until businesses and consumers gain the confidence they need to hire and spend.”
She suggested regulators are closely watching for any indications of how the economy is affecting banks, but played down the potential effects of another downturn.
“I think if we did have a double-dip [recession], and we are not predicting that would happen, it would have a less profound impact,” she said.
The results highlighted the diverging fortunes of larger banks and their smaller rivals. Major firms, which benefited from outsize government support at the height of the financial crisis, have been able to recover faster as evidenced by their ability to set aside less money for future loan losses. Smaller banks, conversely, increasingly make up a greater portion of the banks on the FDIC’s list of troubled banks and continued to set aside more money for future loan problems.
The number of banks in the U.S. continued to fall; the FDIC said there were 104 fewer banks in the second quarter compared with the first quarter. And for the first time in the 38 years that data have been collected, the FDIC didn’t add any new banks.
“The smaller banks are recovering, but it is at a slower rate,” Ms. Bair said. “It hit the large banks first and then the community banks, so they will be lagging the larger banks in terms of coming out of this.”
Banks’ second-quarter profits totaled $21.6 billion, reversing a combined loss of $4.4 billion in the second quarter of 2009. The latest results were the highest quarterly earnings since before the financial crisis. The FDIC said nearly two-thirds of U.S. banks reported a year-over-year improvement in their quarterly results, though 20% of firms still reported a net loss.
For the first time since 2006 the number of loans at least three months past due fell, declining nearly 5%, and the number of loans charged off by banks declined across most major loan categories.
Banks boosted their results by setting aside less to cover future loan losses than they have in recent quarters. The agency said firms set aside a total of $40.3 billion. That still is high by historic standards, but the figure is the lowest total reported by the industry in two years.
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2.	Credit Losses Could Stay High Longer in This Cycle By Matt Monks September 1, 2010 – American Banker
The banking industry’s loan losses could stay elevated for years, recent federal data suggests, even after appearing to peak in late 2009.
Banks’ chargeoffs narrowed for the second quarter in a row in the April-June period, according to the Federal Deposit Insurance Corp. and Federal Reserve. That bolsters a view among many analysts and investors that losses may have stopped rising permanently in the fourth quarter.
But no one is celebrating that positive development just yet. It took two years for banks’ loan losses to fall from peak levels after the recession of the early 1990s. It could take even longer this time around, given the depth of this cycle and ongoing problems in the real estate market, industry watchers said.
“If home prices don’t stabilize, how can we be sure that chargeoffs have peaked?” asked David Dietze, chief investment strategist with Point View Financial Services Inc. in Summit, N.J.

“At best, we’re going to be in for a long slog. At worst, [the data is] forecasting another material dip down. My guess is that that there is another round of chargeoffs.”
Market watchers have been scouring recent regulatory updates on banks to determine whether the first half of the year was the beginning of a recovery.
Though the early reads are mixed, there’s a case to be made that it was, with loan losses industrywide having fallen for six months straight. The industry’s total losses narrowed 6.5% from the prior quarter and 0.4% from a year earlier to $48.96 billion at June 30, according to the FDIC’s quarterly update on the banking industry, released Aug. 31. The second quarter was the first time in more three years that banks lowered chargeoffs year-over-year.
That data jibes with recently released Federal Reserve data showing the industry’s chargeoff rate fell for the second straight quarter, to 2.79% in the second quarter from 2.88%.
“I think it peaked,” said Jamie Cox, managing partner at Harris Financial Group in Colonial Heights, Va.
Jason Goldberg, an analyst with Barclays Capital, agreed that losses are improving. But they’re still awful by historical standards and could stay that way for a while with the unemployment rate hovering at 9.6% and existing home sales falling 27% in July.
“Ultimately, banks are a reflection of the economy,” Goldberg said. “While credit quality is improving, it’s not a straight shot to better results. There could be some fits and starts along the way.”
The second quarter’s chargeoff rate was the fourth highest on record since regulators began tracking such data in the 1930s, he said. Only the three prior quarters were worse.
In the savings and loan crisis, the industry’s chargeoff rate peaked at 1.9% in the fourth quarter of 1989. That cycle’s second-highest quarterly chargeoff rate didn’t come for a full two years. Goldberg said that shows that recoveries can be lengthy and volatile. Data collected from banks’ filings with the Federal Reserve indicate that this one could be both, he said.
Losses rose last quarter in commercial real estate even though they fell in other areas like residential real estate and equipment leasing, he said.
BB&T Corp., SunTrust Banks Inc., Regions Financial Corp. and Synovus Financial Corp. have large bundles of commercial real estate loans outstanding in hard-hit regions across the South, Goldberg said, but their CRE chargeoff rates have been relatively low in comparison to chargeoffs in other portfolios like acquisition and development loans. It’s likely that these companies are delaying taking inevitable losses.
Banks have also been busy selling and modifying loans, he said. That could be making loan portfolios appear healthier than they are. Most modified loans tend to go bad over time; but banks can reclassify a past-due loan as performing after it is modified and shows a history of payments under the new terms.
Nonaccrual loans fell in the first quarter at 17 of the 26 large and midsize banks Goldberg covers; renegotiated loans, meanwhile, rose at 19 of them. Bank of America Corp. Citigroup

Inc., Fifth Third Bancorp. and PNC Financial Services Group Inc., among others, reported lower nonaccruals and higher renegotiated loans.
Loan sales also may be skewing the numbers, he said. Banks he covers sold $5.03 billion nonaccrual assets in the quarter, about $1.23 billion more than the prior one. Elevated unemployment and slower home sales could sap demand for nonaccrual assets in the second half of the quarter, he said.
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3.	Stonegate Bank to Buy Fort Myers Bank By Brian Bandell August 31, 2010 – South Florida Business Journal
Stonegate Bank is continuing its growth tear. The Fort Lauderdale-based bank (OTCBB: SGBK) has signed a deal to merge with Southwest Capital Bancshares, owner of Fort Myers-based Southwest Capital Bank.
The all-stock deal is valued at $9.4 million.
If the deal goes through, Southwest Capital Bancshares shareholders would get between 0.21 and 0.26 shares of Stonegate Bank stock for each of their shares, and could get a performance-based bonus after three years.
Raising $42 million over the past 12 months has helped Stonegate Bank jump on growth opportunities. In 2009, it acquired the assets of the failed Jupiter-based Integrity Bank, and then jumped into Southwest Florida by acquiringthe failed Partners Bank and Hillcrest Bank of Florida.
It later consolidated Partners and Hillcrest into a single Naples office. That gives Stonegate five branches, although it plans to open a branch in Coral Gables.
Southwest Capital has two branches in Fort Myers and one in nearby St. James City. It has $121 million in assets.
Stonegate Bank has $579 million in assets.
“We are very excited to become affiliated with a quality team of bankers and directors as we continue our expansion along the west coast of Florida,” said David Seleski, Stonegate’s president and CEO, who would remain in that position following the deal. “This merger provides a unique opportunity to accelerate our combined growth by capitalizing on the operational synergies between two strong, well-capitalized institutions.”
The banks in Lee County will be renamed Stonegate Bank, and Southwest Capital President and CEO Bruce Schultz will oversee that county. Southwest Capital’s Gerald Laboda would join Stonegate Bank’s board.
“This is the other pillar we will see develop more frequently as healthy banks merge or acquire one another, while others around them fail, are taken over and sold in assisted deals,” said Carlos J. Arboleda, executive director of the national banking and financial services group for Stephen James Associates in Plantation. “This merger is advantageous to both institutions, and they will capture market share as a result.”
Founded in 2006, Southwest Capital has concentrated much of its loans in commercial real estate, followed by residential mortgages. Its 4.59 percent late or unpaid loan ratio as of June 30 was below the Florida average. Its reserve for future loan losses covered 41 percent of its noncurrent loans, which is considered below average for the industry.
Southwest Capital lost $1.4 million in the first six months of this year, following a $4.5 million loss last year.
Meanwhile, Stonegate Bank has been profitable for 18 consecutive quarters.
Stonegate Bank shares closed up 5 cents to $14.40. The 52-week high was $16.90 on April 22. The 52-week low was $10.40 on Sept. 16.
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4.	Florida Bank Losses Deepen to $263M By Brian Bandell September 1, 2010 – South Florida Business Journal
While the Federal Deposit Insurance Corp. trumpeted the news that national bank earnings were the highest in nearly three years, Florida banks continued taking a beating in the second quarter.
Florida chartered banks lost a combined $263 million in the second quarter, nearly doubling their $132 million loss in the first quarter. The FDIC reported that 62 percent of Florida banks lost money, up from 55 percent in the first quarter.
Charge-offs of bad loans continued rising at Florida banks, a reverse of the national trend.
So far this year, 22 Florida banks have failed, up from 14 for all of 2009. The state has accounted for nearly one in every five bank failures this year.
“We are the new Georgia when it comes to being the bank failure capitol of the U.S.,” said Miami-based banking analyst and economist Kenneth H. Thomas. “The FDIC was slower to get here since the Jacksonville office focused first on Atlanta and then came down Interstate 75 and finally over to our side of the state.”
Thomas said a big problem was the lax regulation of start-up banks, since Florida was one of only three states where more than 100 banks were created over the past decade. The others, Georgia and California, were also hit hard by failures.
Nationwide, a reduction in bad loan charges and improved net interest income contributed to a combined $21.6 billion profit – the industry’s highest since the third quarter of 2007.
One trend that both Florida and the nation saw was a decline in late or unpaid loans. Florida banks saw their noncurrent loan ratio decline to 7.54 percent as of June 30 from 7.72 percent on March 31. The national noncurrent loan ratio was 5.21 percent.

“Without question, the industry still faces challenges,” FDIC Chairman Sheila Bair said in a news release. “Earnings remain low by historical standards, and the numbers of unprofitable institutions, problem banks and failures remain high. But, the banking sector is gaining strength. Earnings have grown, and most asset quality indicators are moving in the right direction.”
Perhaps that is the case nationally, but not so much in Florida. The state’s banks held $1.95 billion in repossessed real estate at midyear, up from $1.81 billion as of March 31. Their total loans fell 6 percent during the second quarter and a disheartening 13.4 percent during the past 12 months. Nationwide, loans declined by just 1.3 percent during the second quarter.
It’s no wonder that many Floridians say they can’t get a loan.
Florida banks also continued keeping relatively low reserves for future loan losses. As of June 30, Florida banks set aside reserves for 29 percent of their noncurrent loans, which is less than half of the national reserve coverage ratio of 65 percent. That means Florida banks could be more vulnerable to additional loan charge-offs.
Florida had 19 banks considered “undercapitalized” under FDIC guidelines at midyear.
The FDIC said the number of banks on its “problem list” rose to 829 at midyear from 775 on March 31. However, the assets of these problem institutions declined to $403 billion from $431 billion. That indicates that it’s mostly smaller banks that have trouble.
The quarter wasn’t bad for everyone. The most profitable Florida-chartered banks in the second quarter were:
o	Miami Lakes-based BankUnited: $54.1 million

o	Jacksonville-based EverBank: $43.8 million

o	Miami-based Northern Trust N.A.: $27.7 million

o	St. Petersburg-based Raymond James Bank: $18.7 million

o	Miami-based Premier American Bank: $8.1 million
The biggest second quarter losses at Florida banks were:
o	Sanford-based Federal Trust Bank: $105.4 million

o	Miami-based Ocean Bank: $52.8 million

o	Tampa-based Superior Bank: $50.3 million

o	Fort Lauderdale-based BankAtlantic: $40.1 million

o	Miami-based City National Bank of Florida: $34.4 million.
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5.	Bair Promises Quick Turnaround for FDIC Resolution Rules By Cheyenne Hopkins September 1, 2010 – American Banker
Federal Deposit Insurance Corp. Chairman Sheila Bair said Tuesday the agency would soon publish an interim rule on its new resolution authority over systemically important banking companies and certain nonbanks.

At an agency forum on implementing the new resolution authority, Bair acknowledged market uncertainty surrounding how the FDIC plans to use its new powers, and said the interim rule will provide clarity on how the agency will treat creditors.
“We would very much like to get an interim role in place in the fairly near future that would provide the broad framework for our resolution authority would work,” Bair said. “We think it’s important to clarify for the market how these rules would work.”
Bair noted concern over the regulatory reform law, which was signed into law on July 21, which allows the FDCI some flexibility to differentiate between creditors during a resolution, but said the agency has long had that power with bank receiverships. She emphasized that the FDIC will largely follow the same priority that bankruptcy court does.
“We want to make it very clear that the claims priority we would be following will be pretty much the same thing that is followed in bankruptcy,” she said. “This kind of authority... would only be used where it would maximize recovery.”
The forum brought together executives from the largest banks and regulators from the Treasury Department, FDIC, Federal Reserve Board, Securities and Exchange Commission, Office of Comptroller of the Currency, and Commodities Futures Trading Commission.
Bair said the FDIC will have joint rule making authority with the Fed and may have another roundtable discussion on systemic entities filing resolution plans with the FDIC.
At the forum, regulators and bankers discussed the FDIC’s backup authority against systemic companies, information collection, bridge banks, and living wills.
Bankers said they have already started developing living wills and assigning employees to oversee their resolution plans. They also suggested the FDIC identify what assets could be included in a bridge bank. Bankers stressed the need for speed and transparency from the FDIC on the process.
“The three days you have to determine for the bridge is going to seem like an eternity for the market and not enough time for you,” said one banker.
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